                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1   )*
                                         ------

                                Accuhealth, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    004380911
                        ----------------------------------
                                 (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 12 Pages


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CUSIP No. 004380911                   13G                 Page  2  of 12  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Penfield Partners, L.P. (The "Fund")
     F13-3494422

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                       243,623
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                        None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    243,623
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
          243,623
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          16.7
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
          IV
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 004380911                   13G                 Page  3  of 12  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Pine Creek Advisers, L.P. ("Pine Creek")
     F13-3749534

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                       None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                        None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    243,623
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
          243,623
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          16.7
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
          IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 004380911                   13G                 Page  4  of 12  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     William D. Witter, Inc.  ("Witter, Inc.")
     F13-2879276

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     New York
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                       57,500
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                        None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    301,123
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
          301,123
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          20.7
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
          IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 004380911                   13G                 Page  5  of 12  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     William D. Witter
     ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                       57,500
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                        243,623
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    301,123
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
          301,123
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          20.7
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                             Page 6 of 12 Pages


Item 1.

(a)  NAME OF ISSUER:  Accuhealth, Inc..

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     1575 Bronx River Avenue, Bronx, N.Y. 10460

Item 2.

(a)-(c) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND PLACE OF ORGANIZATION: This statement is filed on behalf of (i) Penfield Partners, L.P., a Delaware limited partnership (the "Fund"), (ii) Pine Creek Advisers
Limited Partnership, a Delaware Limited Partnership ("Pine Creek"),    (iii)
William D. Witter, Inc. ("Witter, Inc.") and (iv) William D. Witter. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53 Street, 51st Floor, New York,
N.Y. 10022.   The business of the Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. Pine Creek is a general partner of and investment adviser to the Fund. Pine Creek is registered as a investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of Pine Creek is to act as a general partner of and investment adviser to the Fund.

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                                        Page 7 of 12 Pages

Witter, Inc. is the sole general partner of Pine Creek. Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act of 1940 and also serves as the investment adviser to institutional and individual clients. William D. Witter is the President and 98.6% shareholder of Witter, Inc., Mr. Witter is also an Individual General Partner of the Fund and is principally responsible for the selection, acquisition and disposition of the portfolio securities by Witter, Inc. on behalf of Pine Creek and the Fund.

2 (b)     TITLE OF CLASS OF SECURITIES: See cover sheets.

2 (c)     CUSIP NUMBER:  See cover sheets.



Item 3.   THIS SCHEDULE IS BEING FILED PURSUANT TO RULE 13d-1(b):

(a) ( )   Broker or Dealer registered under section 15 of the Act

(b) ( )   Bank as defined in section 3(a) (6) of the Act

(c) ( )   Insurance Company as defined in section 3(a) (19) of the Act

(d) (x) Investment Company registered under section 8 of the Investment Company Act

(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ( )   Employee Benefit Plan, Pension Fund which is subject

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                                        Page 8 of 12 Pages

          to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund

(g) (x)   Parent Holding Company, in accordance with SECTION 240.13d
          -1 (b) (ii) (G)

(h) ( )   Group, in accordance with SECTION 240.13d-1 (b) (1) (ii) (H)

See Exhibit A attached hereto.

Item 4.   OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED: 301,123 shares of Common Stock are beneficially owned by Witter, Inc. and William D. Witter. This amount is composed of 187,500 Convertible Preferred Stock, convertible into 187,500 shares of Common Stock and 56,123 shares of Common Stock owned by the Fund; and 57,500 shares of Common Stock is owned by William D. Witter, Inc.

(b) PERCENT OF CLASS: 20.7 percent of the Common Stock are beneficially owned by Witter, Inc. and William D. Witter. 16.7 percent of the common stock are beneficially owned by the Fund and Pine Creek.

(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS RIGHTS TO
VOTE AND/OR DISPOSE OF SECURITIES: The Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by the Fund. William D. Witter has the sole power to vote or to direct the vote of 57,500 shares by virtue of being the President and primary owner of Witter,

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                                        Page 9 of 12 Pages

Inc. William D. Witter has shared power to vote or to direct the vote of 243,623 shares by virtue of being the Individual General Partner of the Fund. Pine Creek, Witter, Inc. and William D. Witter have the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially owned respectively by Pine Creek, Witter, Inc. and William D. Witter.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  If         this statement
is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following _____.



Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: The 243,623 shares are owned directly by the Fund. The Fund has the right to receive any dividends from, or proceeds from the sale of, such securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A attached hereto.


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                                   Page 10 of 12 Pages


Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE

GROUP:  Not applicable

Item 9. NOTICES OF DISSOLUTION OF GROUP:  Not applicable.



Item 10.  CERTIFICATION:

Each of the undersigned certifies that, to the best of       his knowledge and
belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.






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                                        Page 11 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 1996
        ------------------


                         PENFIELD PARTNERS, L.P.


                              By:  /s/ William D. Witter
                                   ----------------------
                                   William D. Witter
                                   Individual General Partner




                         PINE CREEK ADVISERS LIMITED
                           PARTNERSHIP


                              By:  /s/ William D. Witter
                                   ----------------------
                                   William D. Witter
                                   General Partner




                              WILLIAM D. WITTER, INC.



                              By:  /s/ William D. Witter
                                   ----------------------
                                   William D. Witter
                                   President

                                                  Page 12 of 12 Pages


                                    EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. Pine Creek Advisers Limited Partnership is registered as an investment adviser under the Advisers Act of 1940. Prior to his death of January 21, 1995, Donald A. Herman was the sole general partner of Pine Creek and Witter, Inc. was the sole limited partner. Pine Creek was reconstituted, effective March 31, 1995, with Witter, Inc. as the sole general partner and Jeffrey E. Schuss as the sole limited partner. Pine Creek was formed for the purpose of acting as the Fund's investment adviser. William D. Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act, and the sole general partner of Pine Creek. Witter, Inc. serves as an investment adviser for individuals and institutions. William D. Witter is the President of William D. Witter, Inc. and serves as an Individual General Partner to the Fund.